July 29, 2009

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Intelsat, Ltd.

Form 10-K for the fiscal year ended December 31, 2008

Filed March 19, 2009

Form 10-Q for the quarterly period ended March 31, 2009

Filed May 13, 2009

File No. 000-50262

Dear Mr. Spirgel:

Set forth below, please find our responses to your letter dated July 21, 2009 containing additional comments (the “Additional Comments”) relating to Intelsat, Ltd.’s Form 10-K for the year ended December 31, 2008 (the “Form 10-K”) and Form 10-Q for the quarter ended March 31, 2009 (the “Form 10-Q”). To assist in the Staff’s review of the responses, we precede each response with the text (in bold type) of the comment as stated in your letter. Intelsat, Ltd. believes that it has replied in full to the Additional Comments. As requested, this letter is being filed on EDGAR as correspondence and a copy is being faxed to your attention.

Capitalized terms used in the responses set forth below and not otherwise defined herein have the meanings set forth in the Form 10-K.

Form 10-K for the fiscal year ended December 31, 2008

Asset Impairment Assessments, page 83

1.	We note your response to prior comment three in your letter dated June 17, 2009. Revise the last paragraph of the proposed disclosure to separately disclose the weighted average discount rate of comparable companies and the equity risk premium. Further as previously requested in prior comment three provide a discussion of your historical cash flows growth rates and disclose the minimum growth rate needed in your cash flow projections in order to avoid having a goodwill impairment charge. Provide us with your proposed disclosures.

Intelsat, Ltd. notes the Staff’s comment and will revise the proposed disclosure regarding the selected discount rate applied in its discounted cash flow analysis to separately disclose the components of the discount rate, including the average capital structure of comparable companies and the equity risk premium applied for the economic environment as of the relevant valuation date.

Further, as noted in our response letter dated June 17, 2009 and further discussed in response to the Staff’s Additional Comment #2 below, the discounted cash flow analysis used in our 2008 goodwill impairment analysis resulted in an estimated fair value of equity well in excess of our book value of equity. The projected long-term cash flow growth rate assumed in our 2008 goodwill impairment analysis was consistent with assumptions applied in our prior discounted cash flow analyses, including prior goodwill impairment testing. We will further revise the proposed disclosure to reflect that the Company would have avoided a goodwill impairment charge based on the discounted cash flow analysis even if the assumed long-term growth rate had declined significantly. In our 2008 goodwill impairment test, the assumed long-term growth rate would have had to decline by more than 20 percent before the Company would have incurred an impairment based on the discounted cash flow analysis.

Following is our revised proposed disclosure, with changes from our response in our letter dated June 17, 2009 underlined:

SFAS No. 142 Sensitivity Analysis. The key assumptions in our discounted cash flow analysis related to revenue growth rates, operating costs and capital expenditures. Our impairment analysis could be impacted by uncontrollable or unforeseeable events that could positively or negatively affect the anticipated future economic and operating conditions. A change in the estimated future cash flows could change our estimated fair values and result in future impairments.

Our analysis included projected growth rates for revenue consistent with general expectations in the fixed satellite services sector and our historical experience. The fixed satellite services sector is characterized by relatively stable and predictable contracted revenue streams, high operating margins, strong cash flows and long-term contractual commitments. We benefit from strong visibility into our future revenues and had backlog, which is our expected future revenue under all of our customer contracts, of $[            ] billion as of December 31, [20    ]. Additionally, the long-term growth rate assumed in our discounted cash flow analysis could have declined significantly and we still would not have incurred an impairment to goodwill as of October 1, [20    ] based on our discounted cash flow analysis.

Our projected cash flows were discounted using a weighted average discount rate of [        ]% based on an estimated weighted average cost of capital which included certain key inputs such as the average capital structure of comparable companies, specifically a market participant debt to equity ratio of [xx]% debt and [yy]% equity, and an equity risk premium of [X]%, taking into account the current contraction in the economic environment.

2.	We note your statement that the equity value produced by the discounted cash flow analysis exceeded the carrying value of your equity by a substantial amount as of October 1, 2008, the date of your annual testing date. Supplementally tell us the significant cushion you have in regards to your goodwill balance and the growth rates used in your discount cash flow analysis.

We supplementally advise the Staff that the difference between the estimated fair value and the book value of equity at October 1, 2008 was in excess of $900 million. As noted in our response to Additional Comment #1 above, we could have assumed a significant decline in our expected long-term projected growth rate and would still not have incurred an impairment to our recorded goodwill based on the discounted cash flow analysis.

3.	We note your response to prior comment four in your letter dated June 17, 2009. Please include in more details the assumptions used to determine the fair value of your unit(s) of accounting, describe any changes in the assumptions since your last impairment test, and tell us the impact if any due to the current economic environment. Provide a sensitivity analysis showing the impact on your impairment test resulting from a one percent decline in your significant assumptions, including the effect of a one percent decline in net cash flows. Further provide us with a sensitivity analysis that discloses the impairment that would have resulted from hypothetical reductions in the fair value of your orbital locations at the time of your impairment test. In this regard we note that the range proposed in your response in regards to the discount rates is not useful to investors.

Intelsat, Ltd. notes the Staff’s request for additional details surrounding the assumptions used to determine the fair value of our orbital locations. The key inputs to the valuation of the orbital locations are the expected revenues for each orbital location, the cost to build and replace a satellite under the build-up method, and an appropriate discount rate. We advise the Staff that for all periods (i.e., predecessor and successor) presented in our Form 10-K and in our Form 10-Q, there have been no changes to our valuation methodology. The fourth quarter 2008 impairment test was the initial test of the fair value for our orbital locations, as these assets were recognized at fair value in connection with the acquisition of Intelsat by new equity sponsors in the first quarter of 2008. As compared to the initial valuation in the first quarter of 2008, the fourth quarter 2008 annual impairment test assumptions included projected revenues that were generally higher, consistent with the Company’s strong revenue performance in 2008 and its updated business plan, replacement satellite capital expenditures that were higher, consistent with the Company’s more recent procurements of satellites and launch services, and a discount rate that was higher, consistent with the weak credit and equity markets experienced during the fourth quarter of 2008 and first quarter of 2009.

As noted in our response letter dated June 17, 2009, Intelsat, Ltd.’s revenues have not been significantly impacted by the current economic environment. Intelsat, Ltd. notes the Staff’s request that the Company provide a sensitivity analysis showing the impact on the impairment test for our orbital locations that would result from a one percent decline in our significant assumptions, including the effect of a one percent decline in net cash flows. We advise the Staff that a one percent decline in our significant assumptions would not have a significant impact on our impairment test. However, in order to provide additional information regarding the sensitivity of the valuation of our orbital rights to our projected long-term growth rate, we will further add to our proposed disclosure that as of the fourth quarter of 2008, a 10 percent decrease in our projected growth rate would have reduced the fair value of our orbital locations by approximately $150 million and would have increased the recorded impairment by a similar amount, as these indefinite-lived intangibles are recorded at their fair value due to the impairment charges that were recorded in the fourth quarter of 2008. As discussed in our response letter dated June 17, 2009 and our proposed amended disclosure contained therein, a change of 50 basis points in the discount rate would impact the fair value of our rights to operate at orbital locations by approximately $500 million. Accordingly, we suggested expanding our disclosure to include the most material sensitivity, and will now revise our proposed disclosure to include the sensitivity of the estimated fair values to both the discount rate and the long-term growth rate.

Following is our revised proposed disclosure, with changes from our initial response in our letter dated June 17, 2009 underlined:

SFAS No. 142 Sensitivity Analysis. The key assumptions used in estimating the fair values of our rights to operate at our orbital locations included: (i) market penetration leading to revenue growth, (ii) profit margin, (iii) duration and profile of the build up period, (iv) estimated start-up costs and losses incurred during the build up period and (v) weighted average cost of capital. We discounted the estimated cash flows from orbital locations using a rate of [    ]% based on an estimated weighted average cost of capital. Utilizing a range of discount rates of [    ]% to [    ]% as a sensitivity measure resulted in a concluded total value range of $[            ] billion to $[            ] billion. Additionally, a sensitivity of a 10% decline in our projected long-term growth rate would result in a decline of approximately $[            ] million in the estimated fair value of our rights to operate at our orbital locations.

4.	Refer to your responses to comments four and five in your letter dated June 17, 2009. We note that you use the orbital locations as a network, that you believe the orbital locations as a group represent the highest and best use of the assets and would yield the highest price, if sold as a group, and that your marketing and branding supports your conclusion that these assets are complementary. Based on the above indicators, among others, you have concluded that you can combine your rights to operate the orbital locations into a single unit of accounting in accordance with EITF 02-7. However, it appears that for purposes of the impairment test you are valuing the orbital locations with positive cash flow on an in-use basis and valuing the other locations (with negative cash flow) separately on an in-exchange basis. Accordingly, it docs not appear you are testing these assets for impairment consistently with your conclusion that the orbital locations represent a single unit of accounting. Since you have identified only 1 unit of accounting pursuant to EITF 02-7, we believe you should test your orbital locations at that level. For example, you should perform a discounted cash flow analysis using the “build-up method” for all of your orbital locations combined and compare the resulting fair value to the carrying value. Please revise or advise.

Further, it is unclear to us why you believe it is appropriate to assign a value based upon independent source data for recent transactions of similar orbital locations when the build up method did not generate positive value. Specifically, why would another market participant be willing to pay for an orbital location that generates negative cash flow? What adjustments if any should be factored into the market approach to account for differences between the subject orbital location and the observable market transactions? If you determine fair value appropriately using the build up method, such value would appear to represent the amount an investor would be willing to pay for the right to operate a satellite business at an orbital location, as you have disclosed in your Form 10-Q for the quarterly period ended March 31, 2009. Please advise.

As discussed in our response letter dated June 17, 2009, Intelsat, Ltd. believes that our orbital locations should be combined into a single unit of accounting for impairment testing purposes. Intelsat, Ltd. and our valuation advisors further believe that the network of orbital locations sold as a whole would yield the highest value. In determining the fair value of the orbital locations as a group (i.e., as a network), we have used both an income approach and a market approach as valuation techniques, consistent with the guidance in paragraphs 18 and 19 of SFAS No. 157.

In determining the fair value of the group, we believe a market participant would value the network based on the estimated cash flows from each of the orbital locations, built up individually and then added together. The first approach used was a discounted cash flows (DCF) approach assuming a “build up method” (sometimes also referred to as the “Jefferson Pilot Method” or the “Greenfield Method”).

The DCF model used cash inflows projected to be generated by the current satellite fleet, which we believe is the best currently supportable information as to what cash flows each location would be expected to generate in the future. As we noted in our response letter dated June 17, 2009, the build up method reflects replacement costs for an entirely new fleet of satellites. In cases where orbital locations are occupied by older satellites or satellites with decreased functionality, the cash inflows in the DCF model reflect lower revenues than would generally be associated with a new satellite. However, the cash outflows in the DCF model associated with these orbital locations reflect the current cost of new satellites, and as a result, the DCF model may indicate a negative fair value, or stated another way, a value that would not currently support future reinvestment of a new satellite in that particular orbital location. In these cases, we believe it would not be appropriate to use the DCF model to estimate the fair value of that orbital location, because the negative fair value indicated is simply the result of the cash inflows in the model not being reflective of the increased functionality associated with a new satellite. That is, a market participant would still have several options to continue to use the orbital location which would likely generate positive cash flow. For example, a market participant could: (a) purchase an older in-orbit satellite from another company (which would likely cost substantially less than purchasing a new satellite) and use it at that orbital location or (b) lease the orbital location to another satellite operator. Therefore, we believe that assigning negative fair value to an orbital location would generally not be appropriate because of the nature of the asset. To further illustrate why we believe each orbital location should be assigned a value, orbital locations are a very limited resource (the International Telecommunications Union only licenses approximately 200 orbital locations for satellites in geosynchronous orbit) with only a nominal maintenance cost (i.e., very low fixed cost), and the licenses can generally be used indefinitely.

Additionally, we note that substantially all of Intelsat, Ltd.’s orbital locations are projected to generate positive cash flows for at least the remaining life of each of the current satellites operating in such orbital location. Because of the size of our network, there are orbital locations that would be sold as part of the group, but would not individually generate a net positive value under the build up method as part of this network (because of the start-up costs associated with building and launching a satellite in that location). Depending on the expectation of future satellite replacement costs and projected revenues at the time of the actual satellite replacement, a market participant purchaser may not assign a significant value to those orbital locations that do not appear to support a replacement satellite, however, there is still some value in every orbital location contributing to the aggregate value of the network. For example, Intelsat, Ltd. is currently using a number of orbital locations to operate older satellites in inclined orbit, generating significant cash flow in the short-term and preserving Intelsat, Ltd.’s right to use the orbital location in the future. When an opportunity for a new or replacement satellite arises for an orbital location, the large network allows the satellite operator to relocate satellites to the orbital location which generates the highest and best use.

We believe that the use of market transactions as the basis for a fair value estimate in situations where the DCF model indicates a negative fair value represents a point in the range of possible values which might be derived through other cash flow analyses (such as those described above). We believe that the market transactions reflect cash flow analysis performed by the market participants involved in these transactions, and therefore are a reasonable proxy for the cash flow analysis which might be performed by a market participant purchasing orbital locations from Intelsat, Ltd.

In conclusion, all individual orbital location values are aggregated together to determine the fair value that a third party would pay for this network. We would also like to advise the Staff that this accounting and valuation methodology has been reviewed by KPMG’s Department of Professional Practice, who concurred with the approach outlined above.

* * *

Should you have any questions about the responses in this letter, kindly contact the undersigned at (202) 944-6869, Anita Beier at (202) 944-7211 or Arnold Peinado, outside counsel to Intelsat, at (212) 530-5546.

Very truly yours,

/s/ Michael McDonnell
Michael McDonnell
Executive Vice President and Chief Financial Officer

cc:	Michael Henderson, SEC Staff Accountant
Raymond Svider, Audit Committee Chairman
Phillip Spector
Anita Beier
Arnold B. Peinado, III
Tracy Kenny, KPMG LLP
Terry Iannaconi, KPMG LLP

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